Mail Stop 4561

February 14, 2006

Leo F. Wells, III
President
Wells Timber Real Estate Investment Trust, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092-3365

Re: **Wells Timber Real Estate Investment Trust, Inc.**
        Amendment No. 1 to Registration Statement on Form S-11
        Filed January 27, 2006
        File No. 333-129651

Dear Mr. Wells:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to comments no. 4 and 5. Please provide these materials when they are available. We may have further comment.

Summary, page 1

2.   We note your response to comment no. 11 and the revised disclosure. Please expand your disclosure to state, if true, that each individual listed in the second paragraph under the caption "Our Advisor" should be considered a promoter.

Wells Timber Real Estate Investment Trust, Inc., page 1

3.   We note your response to comment no. 12 and the revised disclosure on page 62. Please revise to include this information in the summary.

Summary Risk Factors, page 1

4.   We note your statement in the fifth bullet factor that your advisory agreement was not negotiated on an arm's-length basis. Please expand your disclosure to clarify that the fees payable may be more than what you would pay a third party for such services.

5.   Please revise the next-to-last bullet point on page 2 to briefly summarize the specific risks associated with your conflicts of interest.

Compensation of the Advisor and its Affiliates, page 5

6.   We note your response to comment no. 19 and disagree that the requested disclosure would detract from the clear presentation of the specific terms and conditions of the fees and expenses. We continue to believe that you should clearly state in narrative section before the table or otherwise in this section that the fees payable during the operational stage are not related to your performance, and, as a result, we reissue the comment.

The Timber Manager, page 7

7.   We note your response to comment no. 21, and we may have further comment in light of the revised disclosure.

Our Corporate Structure, page 7

8.   We note your response to comment no. 25 that you do not currently anticipate that a substantial portion, if any, of your income will be derived from income earned by one or more TRSs. Please expand the disclosure in the prospectus to include this information.

Risk Factors, page 15

Risks Related to Conflicts of Interest, page 18

The fees we pay Wells Capital under the advisory agreement…, page 20

9.   We note your statement that your independent directors will rely on information and recommendations provided by Wells Capital to determine the fees and other amounts payable to Wells Capital and its affiliates pursuant to the advisory agreement and the special units in Wells Timber OP. Please expand your disclosure in this risk factor to clarify, if true, that most of the fees payable under the advisory agreement have already

been established and will not change.

Management, page 35

10.   We note your response to comment no. 42. Please expand your disclosure to clarify that the definition of independent director found in your charter is derived from the NASAA Guidelines and clarify, if true, that these independent directors may still experience conflicts in light of determining fees and allocating resources among affiliated entities for which they serve as directors.

11.   We note your response to comment no. 43 that your directors and officers understand and agree that they will need to devote the time to your affairs as will be required by their fiduciary duties and the business realities that may develop. Please expand your disclosure to include this information and clarify whether any officer is will devote all of his or her time to your affairs.

Management Compensation, page 46

12.   We note the disclosure on page 48 that the asset management fee is based on the actual amount invested on your behalf. Please clarify whether this amount would include any debt associated with the investment. Also, please clarify what you mean by "cost of investments."

Conflicts of Interest, page 52

13.   We note your response to comment no. 47. We continue to believe that you should expand your disclosure to clarify that the fees payable in the organizational stage will be derived directly from the offering proceeds. In addition, please clarify that fees payable in the offering stage will be paid regardless of your performance.

Industry Overview, page 58

14.   We note your response to comment no. 48 and the enclosed materials. Based on a conversation with Hugh O'Beirne, we understand that portions of the Industry Overview section may be rewritten. If the statements originally referenced in comment no. 48 remain in the prospectus, please provide additional information supporting the statements and explaining the relevance of the enclosed materials, including any supplemental calculations, if appropriate.

Plan of Operation, page 69

15.   We note your response to comment no. 52. However, we continue to believe that you should expand your disclosure to describe how you intend to operate your business using only a small percentage of maximum offering, and we reissue the comment. Please

discuss how this would impact your operations and investment opportunities, including the increased use of leverage and the lack of a diversified portfolio.

Prior Performance, page 73

Adverse Business Developments or Conditions, page 75

16.   We note your response to comment no. 57 and the revised disclosure. In particular, we note the statement that "Wells programs have only sold properties for less than their purchase price in order to produce a better return for the overall portfolio." Please expand your disclosure to clarify what you mean by this statement. In addition, please tell us whether Wells funds have lost money or produced a negative rate of return for investors.

17.   We note your response to comment no. 59 that these charts have been deleted. Please tell us why these charts were deleted.

Prior Performance Tables, page F-11

18.   We note your response to comment no. 65 that the disclosure notes that none of the prior programs have invested in timberlands. We are unable to locate this disclosure. Please advise or revise. In addition, please revise to clarify that the factors listed in the first paragraph are the factors the sponsor considered in determining whether the previous programs had "similar investment objectives."

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)
        Alston & Bird LLP